

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 29, 2016

<u>Via E-mail</u>
Ronald J. Lieberman, Esq.
NorthStar Asset Management Group Inc.
Colony NorthStar, Inc.
Executive Vice President, General Counsel and Secretary
399 Park Avenue, 18th Floor
New York, New York 10004

> **Re: Colony NorthStar, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 29, 2016**
> **File No. 333-212739**

Dear Mr. Lieberman:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you are a newly formed entity but have checked the "Large Accelerated Filer" box on the cover page of the registration statement. Please provide us your analysis as to how you meet the criteria of a "Larger Accelerated Filer" under Rule 12b-2 of the Exchange Act.

2.   Please note that you must resolve all outstanding comments issued in connection with our review of the Form 10-K for the fiscal year ended December 31, 2015 and the Form 10-Q for the fiscal quarter ended March 31, 2016 filed by NorthStar Asset Management Group. We will act upon any request for acceleration of the effective date of the Form S-4 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our outstanding comments.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.   In an appropriate section, please disclose how your intended combined business will comply, or be exempt from, the Investment Company Act of 1940.

5.   We note that NRF shareholders are expected to own the largest percentage of securities following consummation of the transactions. Please tell us how you determined that the material differences between the NRF and Colony NorthStar organizational documents do not need to be presented as separate matters per 14a-4(a)(3) on all three proxy cards. See our Compliance and Disclosure Interpretation 201.02 regarding unbundling under Rule 14a-4(a)(3).

The Mergers, page 102

Background of the Mergers, page 102

6.   Please provide disclosure with respect to the background of the merger from Colony's perspective. For example, you disclose that on January 14, 2016, Mr. Hamamoto met with Thomas J. Barrack, Jr. for a general discussion on the NSAM process. Please revise to explain the reasons for this meeting from Colony's perspective and what, if any, other alternatives Colony considered.

Certain Unaudited Prospective Financial Information of NSAM, page 168

7.   We note your disclosure that you do not intend to update the Standalone Projections. Please revise your disclosure to clarify that you will update the projections to the extent required by law. Please make similar revisions to your disclosure relating to Colony Capital, Inc. ("CC") and NorthStar Realty Finance ("NRF").

8.   In addition, we note that the projections include non-GAAP financial measures. Please provide reconciliations to the most directly comparable GAAP measures or tell us why you believe reconciliations are not required.

U.S. Federal Income Tax Consequences, page 222

Tax Consequences of the Mergers Generally, page 223

9.   Please clarify that you will file the tax opinion(s) of counsel(s) prior to effectiveness and that the opinion(s) will address both the tax consequences of the merger and your REIT qualification. Additionally, please clearly indicate who will provide the opinion(s).

Accounting Treatment of the Mergers, page 219

10.   We note that the Mergers will be accounted for as an integrated business combination transaction by NSAM in accordance with ASC 805. Please explain to us in greater detail how you identified NSAM as the accounting acquirer, specifically addressing how you considered each of the criteria outlined within ASC 805-10-55-10 to 15.

Post-Closing Share Repurchase Program and Planned Deleverage Transactions, page 300

11.   We note that subject to board approval you intend to initiate a share repurchase program following the closing of the Mergers. Please revise your filing to disclose the anticipated amount of shares you will be authorized to repurchase and the duration of the program.

Unaudited Pro Forma condensed Consolidated Financial Statements, page 304

12.   It appears on the face of your pro forma financial statements, and throughout the footnote disclosures, you describe several adjustments on a net basis. Please revise your disclosure, either on the face of the financial statements, or in the notes thereto, to present the gross amount of each material adjustment.

Notes to the Colony NorthStar Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 3. Pro Forma Merger Consideration, page 310

13.   Please clarify for us how you determined the merger consideration should be valued based on the price per share of NSAM common stock. Please cite any relevant accounting literature in your response.

14.   Based on your disclosure on page 30 it appears that a portion of the outstanding NSRF equity awards may be converted to Colony NorthStar equity awards upon closing of the merger. Please explain to us how you considered whether any of these awards should be included in the amount of consideration transferred to effect the transaction.

Note 4. Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

A. NRF Sales Initiatives, page 313

15.   We note your disclosure in note 1 that "NRF is required to use reasonable best efforts to continue certain agreed sales initiatives." We further note your disclosure in note 4B that should the NRF Sales Initiatives not be completed by the closing of the Mergers, Colony will draw on bridge financing or its line of credit to fund the paydown of certain NorthStar corporate borrowings. Given the apparent uncertainty surrounding the NRF Sales Initiatives, please explain to us how you determined the transactions were probable.

16.   Please revise your disclosure to include tabular presentation of the major classes of long-lived assets classified as held for sale related to your total NRF Sales Initiatives or explain to us why such disclosure is not necessary.

C. Fair Value Adjustments

Note (1)(v) Intangible assets of Colony, page 319

17.   Please revise your footnote disclosure to include tabular disclosure of the major classes of intangible assets and liabilities subsequent to the merger. In addition, please clarify for us why this footnote does not include intangible assets NSRF. Finally, please tell us whether you have considered the need to record any above or below market lease intangibles as a result of the merger transactions and the basis for your conclusions.

Note 5. Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

E. Merger Adjustments

Note (1)(v), page 324

18.   Please provide us with a more detailed explanation of the nature of this adjustment. In your response please tell us how you determined the adjustment was probable, factually supportable and had a continuing impact on the entity.

F. Fair Value Adjustment, page 325

19.   We note your disclosure in note 7 that the fair value of Colony's above and below-market leases approximates carrying value. Please explain to us in greater detail how you arrived at that conclusion.

<u>Exhibits</u>

20. Please ensure that you file all material agreements in accordance with Item 601(b)(10) of Regulation S-K, including, but not limited to, the commitment letters from your intended executive officers forfeiting their rights to shares. If a required exhibit is located in another location in the document, please include it in the exhibit list and clarify where it is located.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Ronald J. Lieberman, Esq.
Colony NorthStar, Inc.
August 29, 2016
Page 6

You may contact Jeffrey Lewis at (202)551-6216 or Robert Telewicz, Accounting Branch Chief, at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Stephen Salley, Esq. (*via e-mail*)